EXHIBIT 7

Consolidated Report of Condition of

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

of 333 South Hope Street, Suite 2525, Los Angeles, CA 90071

At the close of business June 30, 2024, published in accordance with Federal regulatory authority instructions.

Dollar amounts in thousands
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	5,196
Interest-bearing balances	320,481
Securities:
Held-to-maturity securities	0
Available-for-sale debt securities	519
Equity securities with readily determinable fair values not held for trading	0
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	0
Securities purchased under agreements to resell	0
Loans and lease financing receivables:
Loans and leases held for sale	0
Loans and leases, held for investment	0
LESS: Allowance for credit losses on loans and leases	0
Loans and leases held for investment, net of allowance	0
Trading assets	0
Premises and fixed assets (including right-of-use assets)	11,540
Other real estate owned	0
Investments in unconsolidated subsidiaries and associated companies	0
Direct and indirect investments in real estate ventures	0
Intangible assets	856,313
Other assets	103,122

Total assets	$1,297,171

LIABILITIES
Deposits:
In domestic offices	1,073
Noninterest-bearing	1,073
Interest-bearing	0
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	0
Securities sold under agreements to repurchase	0
Trading liabilities	0
Other borrowed money: (includes mortgage indebtedness and obligations under capitalized leases)	0
Not applicable
Not applicable
Subordinated notes and debentures	0
Other liabilities	259,868
Total liabilities	260,941
Not applicable
EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	1,000
Surplus (exclude all surplus related to preferred stock)	106,831
Not available
Retained earnings	928,399
Accumulated other comprehensive income	0
Other equity capital components	0
Not available
Total bank equity capital	1,036,230
Noncontrolling (minority) interests in consolidated subsidiaries	0
Total equity capital	1,036,230

Total liabilities and equity capital	1,297,171

I, Shana Quinn, CFO of the above-named bank do hereby declare that the Reports of Condition and Income (including the supporting schedules) for this report date have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.

Shana Quinn	)	CFO

We, the undersigned directors (trustees), attest to the correctness of the Report of Condition (including the supporting schedules) for this report date and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Antonio I. Portuondo, President	)
Loretta A. Lundberg, Managing Director	)	Directors (Trustees)
Jon M. Pocchia, Senior Director	)

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